

October 4, 2012

<u>Via E-mail</u>
James A. Eberle
Chief Executive Officer
GSE Systems, Inc.
1332 Londontown Blvd., Suite 200
Sykesville, MD 21784

>   **Re: GSE Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed March 8, 2012**
>   **File No. 1-14785**

Dear Mr. Eberle:

      We refer you to our comment letter dated September 7, 2012 regarding business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                                     Sincerely,

                                                                     /s/ Cecilia Blye

                                                                     Cecilia Blye, Chief
                                                                     Office of Global Security Risk

cc: Jeffrey Hough
       Chief Financial Officer
       GSE Systems, Inc.

       Barbara Jacobs
       Assistant Director
       Division of Corporation Finance